Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Renasant Corporation

Commission File Number 001-13253

Date: October 28, 2026

The following is a transcript from Renasant Corporation’s regularly-scheduled third quarter earnings call on October 28, 2026, which earnings call included discussion of Renasant Corporation’s announcement on October 27, 2026 of a definitive material agreement to acquire Commercial Holding Company, Inc.

CORPORATE PARTICIPANTS:

Kevin Chapman, President and Chief Executive Officer

Jim Mabry, Chief Financial Officer, Senior Executive Vice President

Kelly Hutcheson, Chief Accounting Officer, Executive Vice President

David Meredith, Chief Credit Officer, Senior Executive Vice President

CONFERENCE CALL PARTICIPANTS:

Stephen Scouten, Piper Sandler

Michael Rose, Raymond James

Matt Olney, Stephens

Will Jones, Keefe, Bruyette & Woods

David Bishop, Hovde Group

Janet Lee, TD Cowen

PRESENTATION:

Operator

Good day and welcome to the Renasant Corporation 2026 Third Quarter Earnings Conference Call and Webcast. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After this presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your telephone. To withdraw your question, please press star then two. Please note this event is being recorded. I would now like to turn the conference over to Kelly Hutcheson. Please go ahead.

Kelly Hutcheson

Good morning, and thank you for joining us for Renasant Corporation’s quarterly webcast and conference call. Participating in the call today are members of Renasant’s executive management team. Before we begin, please note that many of our comments during this call will be forward-looking statements, which involve risk and uncertainty. There are many factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Such factors include, but are not limited to, changes in the mix and cost of our funding sources, interest rate fluctuation, regulatory changes, portfolio performance, realization of the projected financial metrics from our recently announced merger with Commercial Holding Company, and other factors discussed in our recent filings with the Securities and Exchange Commission, including our recently filed earnings release and the press release announcing the proposed merger, both of which have been posted to our corporate site www.renasant.com at the press releases link under the News and Market Data tab. We undertake no obligation, and we specifically disclaim any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to future operating results over time. In addition, some of the financial measures that we may discuss this morning are non- GAAP financial measures. A reconciliation of the non-GAAP measures in our earnings release to the most comparable GAAP measures can be found in such release. And now I will turn the call over to our president and chief executive officer, Kevin Chapman.

Kevin Chapman

Thank you, Kelly, and good morning. Third quarter results continue to show momentum in achieving our financial goals, adding talent, and gaining market share. Adjusted earnings per share in the third quarter were 86 cents, up 12 percent from one year ago. Adjusted return on average assets was 1.16 percent in the quarter, compared to 1.09 percent in the same period last year. Similarly, adjusted return on average tangible common equity was 14.5 percent versus 14.2 percent in the third quarter of 25. The efficiency ratio also improved to 57.7 percent this quarter. Our core business continues to perform well. Highlights this quarter include strong loan and core deposit growth, a record level of loan production, a stable core net interest margin, a reduction in problem credits, a reduction in expenses, and continued buybacks. While EPS declined link quarter, this was primarily due to a higher provision driven by the ramp in loan growth. In addition, we are pleased this morning to announce the merger with Commercial Bank and Trust, which will strengthen our presence in Memphis and provide solid, long tenured deposit and wealth management relationships throughout Western Tennessee. We are looking forward to welcoming Mott Ford and the commercial team to Renasant, and importantly, we do not believe this deal will distract us from the market share opportunities we continue to see across our footprint. Altogether, Renasant is in a great position to continue to improve financial performance and capitalize on growth opportunities, and the commercial acquisition will be added into that momentum. I will now turn the call over to Jim to provide more details on the financial results.

Jim Mabry

Thank you, Kevin, and good morning. Looking at the balance sheet, loans were up 555.9 million dollars on a link quarter basis, or 11.5 percent annualized. Deposits were down 73.2 million dollars from the second quarter, or 1.3 percent annualized, primarily due to outflows of public fund deposits and a couple larger non-core, higher cost relationships, offset by about 8% annualized growth in consumer and commercial deposits. Reported net interest margin decreased six basis points to 3.77%, while adjusted margin was down two basis points at 3.58%. Excluding the accelerated bond discount accretion last quarter, core net interest margin was up two basis points linked quarter. Our total cost of deposits increased by only one basis point to 1.97 percent, while our adjusted loan yields increased five basis points to 6.08 percent. From a capital standpoint, all regulatory capital ratios remain in excess of required minimums to be considered well capitalized. We recorded a credit loss provision on loans of 13.3 million dollars, comprised of 10.1 million dollars for funded loans and 3.2 million dollars for unfunded commitments. Net charge-offs were 10 million dollars, and the ACL as a percentage of total loans declined four basis points quarter over quarter to 1.50 percent. Turning to the income statement, our pre-provision net revenue was 112.6 million dollars. Net interest income was 228.6 million dollars, an increase of 0.9 million dollars quarter over quarter. Excluding fair value accretion and the accelerated bond discount accretion last quarter, core net interest income increased $5.8 million linked quarter, or 11% annualized. Non-interest income was $49.3 million in the third quarter, a link quarter decrease of 1.9 million dollars, which was primarily driven by decrease in mortgage banking income. Non-interest expense was 160.3 million dollars for the third quarter, a linked quarter decrease of 1.2 million dollars, mostly driven by decline in deferred compensation accruals. As to the Commercial Bank and Trust transaction, we have provided a supplementary slide deck with details on this transaction. A few highlights: the deal value is approximately 140 million dollars, and is comprised of roughly 75% stock and 25% cash. Slide four provides an overview of Commercial’s high-quality, low-cost core deposit base. We anticipate the deal to be approximately 4% accretive to EPS and 1.5% dilutive to tangible book value per share, with an estimated earnback of just under two years. We expect to see modest diminution to the capital ratios, with CET one being approximately 11% at close. We anticipate the deal to close sometime in the first quarter of 2027. I will now turn the call back over to Kevin.

Kevin Chapman

Thank you, Jim. We believe that Renasant is in a great position to continue high levels of performance while also taking advantage of opportunities created by industry consolidation. We appreciate your interest in Renasant and look forward to discussing our results with you. I will now turn the call over to the operator for questions.

Operator

Thank you very much. We will now begin the question and answer session. To ask a question, you may press star and one on your telephone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star and two. At this time, we will pause momentarily to assemble our roster. Our first question comes from Stephen Scouten with Piper Sandler. Please go ahead.

Stephen Scouten

Hey, good morning. I guess maybe if I could start on deposits and just kind of thinking about with the strong loan growth you saw, how you think about the ability to fund that growth with deposit growth. I know you talked a lot about new customers coming on board recently. So just how that’s developing and what you think can manifest moving forward.

Kevin Chapman

Yeah. Hey, hey, Stephen. Good morning. So yeah, look, as we look at deposit growth, and look, if you look at total deposits, there’s some noise in there, and we tried to lay out where that noise is, particularly with some of our public funds. But if you if you look underneath that, core deposits core deposits continue to grow in the appreciable rate. I think in in Q3 that number was close to a little bit over 300 million. And so the seasonality we see with public funds, you’ll start to see that reverse as we get into the end of this year or early next year, so that’ll stop being a headwind and become a tailwind. But that hasn’t distracted us or taken us away from the opportunity of growing core deposits. And also just on that on that public funds and maybe a little bit of insight is what the opportunity that the market is providing us with an opportunity is as we look at our cost of deposits relative to our peers, it’s a tick or two higher than where we want it to be. Our cost deposits are a little bit higher, and we can attribute that largely to some of the makeup and a little bit of a concentration in public funds, and so over time we want to reduce that reliance. Those typically are higher costing, particularly in today’s time where funding is more prevalent. Everybody’s looking for funding. The cost of those public funds have gone up, and the market opportunities given us the ability to remix that funding, and really is driven on an effort to bring our cost of deposits down back in line with our peer and isolating that one difference. But as we look out, we feel that having a balance sheet that or a strategy with growing our balance sheet in the mid single digits, that over time that allows us to properly fund it. And so I know this quarter deposits didn’t keep up with the loan growth, but over time we expect that to be more in balance and more in line.

Stephen Scouten

Okay, great. And then maybe thinking about the deal alongside of that, looks like a really nice deposit base, 150 year old year old bank with a low loan deposit ratio. Was that one of the primary strategic motivators on this deal, or can you talk a little bit about what you liked and what drove that decision?

Kevin Chapman

Yeah, no, thank you, and it is. We just a continued focus of growing a stable core deposit base. That’s been our focus organically, and then the opportunity with M&A to augment, to complement that is something that I think we’ve talked about that we would look at that, and I think if you look at Commercial and what it represents a very strong core-funded deposit base with complementary wealth management.

That fits exactly the type of opportunity that that would that would complement what we’re doing. Said another way, I’m not sure right now we have a limit to our appetite on core deposits. We continue to feel and see that deposits and funding are tightening up. That is our number one focus is continuing to grow our core deposit base. This just gives us a complementary opportunity to bolster and enhance what we’re already working on at Renasant and frankly what we already have at Renasant. But it just complements, and look future opportunities that may fit that may fit a similar profile, we would absolutely look at. But would say right now our focus is Commercial and ensuring that we have a successful conversion and integration of their employees, our new teammates, as well as our new customers.

Stephen Scouten

Got it. And just maybe last for me with the strong loan growth and a pending deal, does that inhibit you from the repurchase utilization in the near term at all?

Kevin Chapman

Jim, you want to take that?

Jim Mabry

Good morning, Stephen. It’s Jim. So you know clearly as you pointed out, we’ve got some cash in the in the deal mix, and that probably at the margin will temper a little bit what we do in terms of buybacks, but buybacks are very much on the table. You know, the board reauthorized our program yesterday at 175 million, so we do intend to be active. It just may not be quite as active over the next 12 months as it was over the prior. But we’ll see, you know, sort of what emerges in the environment and what goes on with our share price and other things. But intend to be active, just maybe not quite as active as we as we have been.

Stephen Scouten

Yep, makes sense when you can deploy it into acquiring low cost deposits. So thanks for all that, all the color. Thanks, guys.

Kevin Chapman

Thanks, Steve.

Operator

Our next question comes from Michael Rose with Raymond James. Please go ahead.

Michael Rose

Hey, good morning, guys. Thanks for taking my questions, Jim. I appreciate the color around the core NIM and some of the accelerated accretion this quarter. I think you said it was up two basis points exclusive of that, you know, just how should we think about you know the next quarter or so just given the response to some of Stephen’s questions around deposits and the like? Just trying to get a better sense for you know how that core NIM should, you know, move forward from here. Thanks.

Jim Mabry

Good morning, Michael. So yeah, I think probably like I think a lot of banks in the quarter, we feel good about the behavior of core NIM going forward, and so I would say that our outlook, assuming I guess as I think about the next few quarters, I think we’re sort of modeling a December and two other hikes in 27, and with that outlook, generally we think there’s some modest upside potential in that NIM. So, and as you point out, we had good behavior in the NIM from Q2 to Q3, particularly when you make allowance for the fact that we Q2’s NIM was a little higher than usual because that extraordinary item. So we feel really good about behavior. Our core deposit cost was up, I think, one basis point. Loan yields were up nicely in the quarter, and if we look at sort of data from the end of Q3 and September data, all those things point to, you know, modest improvement to the NIM of the next quarter or two.

Michael Rose

Very helpful, Jim. I appreciate it. And then Kevin, obviously very strong loan growth this quarter, obviously very strong loan production, a record, moderating payoffs. You know how much of that acceleration really is from some of the investments you’ve made in talent you know over the past year or so versus maybe market disruption. Just trying to kind of level set you know what the what the drivers were. It seems like everything clicked this quarter, and I think you had talked about kind of a mid single digit, you know, loan growth, you know, kind of outlook. Is that the way we should think about 2027, or could it be potentially stronger, just given you know some of those dynamics that I just laid out? Thanks.

Kevin Chapman

Yeah. So, thank you, Michael. Just the last part, last part of your question first. So, so we still feel still feel confident that that mid single digit balance sheet growth is the appropriate level of growth, and I mean, look as we see the environment and our outlook, we are still optimistic about being able to grow the balance sheet. We still have good commentary and dialog with our customers, but I think if there’s any hesitation to try to move that number up from the mid single digits, it’s just more concerned about from a macro backdrop. And so as we get clarity about what the macro economic look like looks like, then we might have a little bit more confidence to kind of push that number up, but right now, I think we’re still very set on mid-single-digit growth, and that’s the appropriate level. As it relates to where that growth is coming from, I’d say it’s coming from all across the company. If we look at it from a geographic or from a region standpoint, everybody’s contributing. We look at some of our specialty lines, our secured lending, everybody’s contributing. When we look at credit channels, whether it’s consumer or commercial or small business or larger corporate, again, everybody is contributing to this. It’s not coming from a single off or one source, and honestly, that’s exciting to see because it means everybody’s plugged in and capturing opportunity throughout their market, and also I think it’s indicative of the investments that we made, not so much this year in the talent that we’ve hired, but really bringing the First and their team on board and allowing them to continue to achieve success, expand opportunity, capabilities. I think that’s what we’re seeing this year, which means the built up demand, the opportunity from the hiring we’ve done this year, and by the way, we this this past quarter we added another 11 revenue producers to the team. There will be the opportunity to continue to take market share that isn’t quite reflected in the balance sheet yet.

Jim Mabry

And I would just add to that, Mike, on the on the right hand side of the balance sheet, Kevin spoke earlier that you know underlying core deposit growth was around 8% annualized for the quarter, and of that 8%, about a little over half, almost 60% of that 8% were from deposit customers who were new to Renasant, who previously had no account with Renasant. So I think that speaks, and we’ve had that we had that in Q2 as well, so I think the momentum, certainly on the right-hand side of the balance sheet, is there. We expect that to carry over on the left-hand side of the balance sheet in terms of market share gains and net new customers to Renasant.

Kevin Chapman

Yeah, and sorry, just to continue to belabor a point, but I mentioned just some of the uncertainty about the macro outlook, and again, just want to level set the mid single digits because we don’t want to try to force balance sheet growth, and we already see very tight competition from a yield standpoint. So if we set higher levels of expectations or try to push to get higher levels of growth, we may have to give on something to be able to get that, and we’re not going to sacrifice credit, we’re not going to sacrifice yield, we’re going to be relevant, we’re going to be competitive, but don’t want to try to force something and make a bad decision just because of trying to set an expectation of higher levels of balance sheet growth.

We need it to come at the proper level of margin, and have the proper level of underwriting and credit risk as well. So that’s just a level set, and I think we’ve talked about this in the past, that mid single digit, we feel that gives us the ability to have a stable to expanding margin, and grow the balance sheet at our historical credit risk.

Michael Rose

I appreciate all the color. That’s very helpful, Kevin. Thanks, everyone. I’ll step back.

Kevin Chapman

Thank you, Michael.

Operator

The next question comes from Matt Olney at Stephens. Please go ahead.

Matt Olney

Hey guys, good morning. Thanks for taking my question. I’ll ask about just expenses. Saw some really good trends in the third quarter, and you mentioned Kevin hiring a number of new producers in 3Q on top of the adds we saw the first half of the year. So it looks like expense trends are kind of well contained. Would love to appreciate any additional outlook here on the expense outlook. Thanks.

Jim Mabry

Good morning, Matt, and this is Jim. So yeah, we were pleased with the behavior of the expense line in the quarter, and to see that number continue to you know trend down. I think as we look to Q4, our outlook is for a slight increase in expenses, which could almost be 100% tied to what Kevin referred to earlier, and that’s hires. We’ve had you know really good success on taking advantage of the dislocation and making some key hires, and we expect that to continue in Q4. So I would say that core behavior away from dislocation opportunities remains very solid and steadfast. But again, I think you’ll see the number inch up a little bit because of the hires we’ve made. The other thing I’d mention, which of course you would appreciate, there’ll probably be a little bit of noise in Q4 because we’ll have likely some merger expenses related to Liberty to Commercial.

Matt Olney

Okay, great. Appreciate the color there. And then, I guess going back to the margin commentary that you provided earlier, any more color you can provide on just competitive pressures on both loans and deposits? Any notable changes from what you’re hearing more recently compared to a few months ago,

Kevin Chapman

Not really a change. I would just say this past year, it’s been competitive, just particularly from a rate standpoint. What has become more pronounced, maybe over the last quarter, and we saw this in Q2, is the competition on the deposit side. That continues. Everybody’s searching for funding, and I think if you look at our cost of deposits with what we’ve been able to grow and keeping our cost of deposits relatively flat, maybe it was up a basis point or two, it shows where our focus is around where we have the opportunity to grow core deposits. I think Jim mentioned just some of that core deposit growth that we had in Q3. That came on at a rate you know call it in the mid twos, and that’s a percentage point to a percentage point and a half less than the wholesale rates, or even some of the product offerings that we’re seeing in the market. So everything from a pricing standpoint, everything just continues to remain competitive. I think the dynamic in Q3 is that you saw the yield curve shift up; rates were up, particularly in the in the five and the 10-year point of the curve, and we work to move our yields up, but spreads didn’t necessarily expand during that same time. And so that’s what we talk about with those competitive pressures is that the spreads just continue to be very tight, which means competition. It just is very competitive for that good balance sheet growth that everybody’s looking for.

Matt Olney

Okay, guys, thanks for all the responses. I’ll step back.

Kevin Chapman

Thank you, Matt.

Operator

The next question comes from Will Jones with Keefe, Bruyette & Woods. Please go ahead.

Will Jones

Yeah. Great, thanks. Good morning, guys.

Kevin Chapman

Morning, Will.

Will Jones

Hey, so I know just a couple questions. One with a deal, a couple with a quarter. Um, I know we never model you know revenue synergies with these transactions, but you call out kind of a nice little wealth business they got there. Maybe Kevin, just talk about what you see opportunity wise there. Um, and if I heard you right, if another you know Commercial Bank and Trust were to come along. You know, Renasant is still very much open for M&A, you know, if that kind of size and deal parameter were to come along.

Kevin Chapman

Yeah. So, so let me let me just clarify. So, I would say that the opportunity with Commercial fits the profile of what we’re looking for, not necessarily looking to stack up a bunch of things, but this is the profile of what we’re looking for. Just on the revenue synergies, we haven’t we haven’t really modeled any revenue synergies. We do believe there’ll be opportunity for that. With their wealth management, as we noted, they’ve got over a billion in assets under management in the wealth division, largely concentrated in trust. We have a trust department, and so we’re excited about the opportunity to expand and enhance our trust capabilities in wealth management, and also their growth in wealth management has, particularly in trust, has been at a notch or two higher than ours, so there could be the opportunity for revenue synergies, but it may be more on the on the Renasant side and what we can learn from them about strategies to pick up trust business throughout our footprint, in as much as the opportunity with them.

Will Jones

Got it. Okay, I appreciate all that helpful commentary, Jim. Maybe one for you. Just on the balance sheet, I know borrowings were a little bit higher in the quarter, just as we had some of the seasonal public fund runoff. Is the expectation as you guys feel better about the deposit pipeline next quarter that we would you know start to see those balances decline as you’re replaced with some of this expected deposit growth.

Jim Mabry

Good morning, Will. It’s a good question, and you know we obviously our loan deposit ratios inched up a little bit. I think we’re you know 90, 91%, and I think for us we wouldn’t want to get much above that, and so we’ll be looking at that funding mix, and we saw some really encouraging things in Q3 about that core deposit growth, which was sort of masked by you know trying to exit some higher costing deposits. So our hope and our goal remains to match loan growth as close as we can with deposit growth. And clearly that’s a tougher thing now than it has been historically. But we feel really good about the things we’re seeing in terms of our deposit engine working well. So the goal is to is to try to match that and you know look we don’t want to be reliant on wholesale funding and whether that’s advances or brokered deposits, that’s not really part of our plan and so I think whether it’s next quarter and subsequent quarters, our goal would be to we like operating with zero balances, both at the FHLB and with brokered deposits, and that’s a goal.

Will Jones

Yeah. Okay. That’s fair enough. Maybe last for me, we don’t we don’t really spend a ton of time talking about credit, especially with Renasant I look at NPA trends, criticized trends, you know everything continues to show you know modest improvement every quarter. You know we still find ourselves with a pretty high level of reserves just on a percentage basis. Is there a point in time where you know that that starts to bleed down, or we can you know reliably feel comfortable taking reserve levels down, just as we remain relatively benign credit-wise?

David Meredith

Hey, Will. Good morning, this is David Meredith. And I think what you’ll see over the past couple quarters is you’ve seen just what you’ve stated. As we’ve continued to have improved asset quality, our criticized/classifieds come down for four quarters in a row, as you pointed out, our NPAs have been down for the past two quarters, and commensurate with that, you can see we’ve brought down our reserve levels just as our model dictates based on the improvement of our asset quality. As we continue to resolve problem loans, criticized/classifieds, NPLs, so forth, past dues come down, our reserve requirements commensurate with that have come down. So we’ve seen that number come down from I want to say a 1.56, 1.57 a couple of quarters ago to 1.54 last quarter to 1.50, and so we would foresee as we continue to improve asset quality, the expectation would be our model would dictate that that reserve level would continue to come down. So we follow the model based on need for loan growth, what our asset quality is telling us, and so past couple quarters, based on that improvement, we’ve seen just at that point the reserve levels need has come down.

Will Jones

Okay, already guys, thanks for the questions.

Kevin Chapman

Thank you.

Operator

The next question comes from David Bishop with Hovde Group. Please go ahead.

David Bishop

Yeah, good morning. Hey, I was wondering if I could circle back to Matt’s question. Just curious, Kevin or Jim, if you knew or had offhand, what new rates on loan production were this quarter relative to last quarter, what we’re seeing on that front.

Jim Mabry

Good morning, Dave. So I can give you a couple of data points that are hopefully helpful as you think about you know modeling our results. So if you look at core loan yield in Q3, it was about 6.11, and if you look at new and renewed in the quarter, it was roughly 6.19, and I’ll give you a - it’s always a little giving spot numbers is a little treacherous because one month can be a little deceiving—but in the month in September you look at new and new and renewed loan yields, it was 6.35.

David Bishop

6.35. Okay, got it. And then I may have missed at this beginning. Apologies if so. You know, obviously a very strong production quarter. Just curious how the pipeline sort of compares exiting the quarter. Was that sort of dampened out, and are you seeing sort of any impact from higher rates impacting the maybe the commercial real estate pipeline?

Kevin Chapman

Yeah. Hey, Dave. Good morning. Yeah, we’ve seen a little bit of pullback into pipeline, but honestly, it still remains a healthy pipeline. So it’s a little bit of a pullback than what we saw compared to the beginning of Q3. But we still see we’re still having dialog and conversations with customers, the pipeline hasn’t gone to zero, and we continue to expect to have a good quarter as we look at Q4. You know, with the holidays towards the end of the year, things may slow down a little bit, but just looking at our pipeline, our pipeline continues to remain healthy.

David Bishop

Got it, and then you know, Kevin, you know, obviously the opportunity, you know, sort of jumps off the page with the Commercial acquisition on the deposit front. Any prospects to grow the loan book? Anything? Any niches there? Markets they operate in that excites you from a from a loan growth perspective?

Kevin Chapman

Yeah. So I think in a couple of areas. I mean, one day just they have a very similar, very granular loan portfolio. So very similar to us. So there’ll absolutely be opportunities that we can have where we can help enhance what they already do, you know, particularly from a consumer or a commercial side. We’ll be able to manage larger relationships that maybe today they can’t manage the full relationship, so we think that there’s - I say manage it manage it from a balance sheet capacity standpoint, not so much from a talent standpoint, but a balance sheet capacity standpoint — So think there’s real opportunity to be able to complement one another, no different than how we’ve done in prior mergers, but just on a on a combined basis, be able to enhance, provide more opportunity from what Renasant would bring to the table, as well as complement what their team has there in Memphis. And the exciting thing about this is that we do overlap in Memphis with Commercial, but there’s still plenty of opportunity in that market where we won’t be stepping on each other’s toes. So expecting a good integration of both teams there in that one overlapping market in Memphis.

David Meredith

And Dave, I’ll add to just like Kevin said, just expanding on a little bit, we did with the First, you know, the complementary lines of business we have that they don’t offer, be that asset-based lending, SBA, factoring. We saw it with the First, the ability to leverage their C&I customer book into some of those specialty lines of business has paid huge dividends for us, and the expectation to come with the acquisition with Commercial. We’d expect the same results.

David Bishop

Got it. I guess one final question, circling back to credit. I think the narrative noted one credit driving the increase in charge-offs provisions. Any color around that single credit? Thanks.

David Meredith

Sure, Dave. Yeah, we recognize that as a was a problem loan back in Q1 of this year, so we’ve been carrying a material level of impairment on that asset for a couple of quarters while we sought to fully value the assets. We received that the value of that back in Q3, and so we went ahead and charged it down to what we believe to be the realizable value. It’s a single credit in the C&I space, we view it to be a one-off transaction, and hopefully, we’ve based on that valuation, we’ve written it down to our realizable value.

David Bishop

Appreciate all the color.

Kevin Chapman

Thank you, Dave.

Operator

The next question comes from Janet Lee with TD Cowen. Please go ahead.

Janet Lee

Hi, good morning. Apologies if I missed, but in your expectations around Core NIM improving a little bit, what is the cycle to date, or through the cycle, interest bearing deposit beta being assumed in that assumption?

Jim Mabry

Good morning, Janet. This is Jim. So, in terms of interest bearing deposit beta, I think you know near term it’s probably upper 40s, low 50s, and it sort of graduates from there to mid 50s is what we’ve got in our model.

Janet Lee

Okay, got it. And maybe for Kevin, you’ve been adding a lot of revenue producers, 11 this quarter, and there continues to be a fair amount of disruption across your markets. You’ve talked about this a little bit, but can you just give us more details around where you think you are in this investment cycle today? And as you balance continued opportunities to add talent with getting productivity from the investments you’ve already made, how should we think about the trajectory for ROTCE over the next 12 months?

Kevin Chapman

Yeah. So thank you. I still think that when it comes to some of the talent displacement, we’re still in the middle innings of this. We still see the opportunity to pick up good talent that complements what we’re already doing, and in some cases, it’s replacing existing talent. It’s not just necessarily a net add to staff. It is replacing maybe some holes that we that we have, and we’re trying to upgrade talent in certain markets. So we have put a premium on wealth management talent, on treasury management/cash management talent, as well as solid, well-known bankers throughout our market. Not lenders, but bankers. And I still feel like we’re a little bit in the in the middle innings of this. And as we look at how that should change our growth projections, right now it what we really see is it more just solidifying our outlook on that mid single digit, and that’s just not only loan growth that’s deposit growth as well, and gives us greater confidence that the opportunity to grow at a faster pace is there, if we can get it at the proper spreads and under the proper credit underwriting terms. But again, just to kind of summarize the question, still feel like we’re in the middle innings, but where we are focusing has really been on the revenue producers that really drive the sticky type of revenue, and that’s around wealth management, treasury management, and then solid core bankers.

Janet Lee

Got it. Thanks for that. And if I could add just one more, Commercial deal makes a lot of sense. Small, strong core deposits, wealth angle. On M&A, when your ROTCE was below peers, it was easier to see how M&A and cost saves could help close that gap. And now that you’re more in line with peers at that 15 to 16 percent, how is your thinking around M&A changed? What do you need to get out of a deal for it to create incremental value from here?

Kevin Chapman

Yeah. So one, I think I think all M&A is at a higher bar, just looking at what the market opportunities are. And so as we looked at the opportunity to partner with Commercial, hat that was one of our decisions. To one of the go no go decisions was would this create a distraction? Would it take us away from our organic growth? And just given its size, given that it’s really isolated in in one area of our footprint, it will be, we’ll go through a conversion. We’ll go through an integration. We are not dismissing that, but we didn’t feel like it would be a broad-based distraction throughout the company. And so, so the rest of our teams will continue to focus on just continuing to grow organically, capturing opportunity, capturing market share, but it does require a higher hurdle. M&A does, just given the one our baseline of where ROTCE is today compared in the past, but then also just the risk associated with the distraction, it just requires a higher hurdle. Jim, any specifics you want to give as it relates to the impact on ROA, ROTCE, or efficiency, just from just from the deal itself?

Jim Mabry

Yeah, be happy to. So, Janet, on ROTCE, these are fully phased in numbers. So we’ve got I think roughly half of our expense saves occurring in 27 and 100 percent in 28, but that sort of fully phased impact is about 70 basis points accretive to ROTCE, roughly five basis points accretive to NIM, and five basis points to ROA.

Janet Lee

Thank you.

Kevin Chapman

Thank you, Janet.

Operator

As a reminder, if you wish to register for a question, you may press star and one. Our next question is a follow-up from Matt Olney. Please go ahead.

Matt Olney

Yeah, hey guys, just a few follow-ups here. The accretion levels took a little step down this quarter. Jim, any color or guidance you can provide on expectations for the accretion from here?

Jim Mabry

Sure. And Matt, I want to correct one thing I said to you earlier about core loan yields. So in the quarter we were at 6.08, and for the month of September, it was 6.11. I think I misspoke on that, but yeah, on accretable yield, I would say this: you know, it’s really difficult and challenging to predict the accelerated part of that, and with this the backdrop of higher rates, you know, payoffs have been pushed out some, so that’s definitely affected that accelerated piece of accretable yield. And I think the way we’re looking at Q4 is to maybe give you some numbers that might be helpful. I think total accretable yield will be around $10 million. That’s our current sort of estimate, and about a million and half of that would be accelerated. And clearly, the rate environment will have a lot to do with this. But that accelerated piece will start to move itself down, and both pieces will. But the accelerated piece will probably move itself down during the course of 27.

Matt Olney

Okay, thank you. That’s helpful and appreciate that’s as you said not easy to predict there. And then just on the fee side, anything to call out? The fees look like mortgage is a little bit softer this quarter. Not a big surprise, given what we’ve seen from some of your peers with higher rates. Any other thing to call out on the on the fee side? Any outlook there you can share? Thanks.

Jim Mabry

Sure, I would say the fee outlook for Q4 is for probably a little more softness. So I think there’s, and much of that’s driven by mortgage, it’s just a you know very challenging environment. There are a lot of good things going on within mortgage. We’ve made some really good hires in legacy Renasant markets, but also some of the new markets. But it’s a difficult you know backdrop with rates where they are. So I think we’re expecting mortgage to again be soft in Q4, and it’s a seasonally tough quarter as well. So, in terms of other income, I would think that what we’d see is largely probably a modest decline there, driven mainly by mortgage. We’ve not seen you know capital markets has been soft for soft for us during the year. I think that’s you know I think we hopefully will see some encouraging signs in the quarters ahead there that will see that line item grow. Wealth has been very stable, and we’ve had you know some low single-digit increases in wealth, and we expect that to continue.

Matt Olney

Okay, thank you very much.

Kevin Chapman

Thank you, Matt.

Operator

Ladies and gentlemen, this concludes our question and answer session. I would like to turn the conference back over to Kevin Chapman for any closing remarks.

Kevin Chapman

Thank you, George, and thank you to those that listened to our call this morning. We appreciate your interest in the company and look forward to meeting with you throughout the quarter. Thank you.

Operator

Ladies and gentlemen, the conference has now concluded. Thank you for attending today’s presentation. You may now disconnect. Goodbye.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Renasant will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Commercial and a prospectus of Renasant (the “proxy statement/prospectus”), and Renasant may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY RENASANT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, COMMERCIAL AND THE PROPOSED TRANSACTION. When final, a definitive copy of the proxy statement/prospectus will be mailed to Commercial shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Renasant, free of charge from Renasant or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, at www.renasant.com, or by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. Copies of the proxy statement/prospectus, when available, may also be obtained free of charge by requesting them by mail at Commercial Holding Company, 101 North Poplar Street, Paris, Tennessee 38242, Attention: Corporate Secretary.

PARTICIPANTS IN THE SOLICITATION

Renasant and Commercial and certain of their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Commercial in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 18, 2026, for its 2026 Annual Meeting of Shareholders, filed with the SEC on March 18, 2026, and other documents filed by Renasant with the SEC. Other information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or Commercial as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and Commercial, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and Commercial management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and Commercial. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, Renasant’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Renasant’s business or financial results. Renasant and Commercial caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, that could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and Commercial; the outcome of any legal proceedings that may be instituted against Renasant or Commercial; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and Commercial shareholder approval or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and Commercial do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; Renasant’s ability to remediate the material weakness in its internal control over financial reporting identified in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 2, 2026; and other factors that may affect future results of Renasant, Commercial and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 2, 2026, and in other documents Renasant files with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or Commercial’s underlying assumptions prove to be incorrect, actual results may differ materially from what Renasant and Commercial anticipate. Renasant and Commercial caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor Commercial assumes, and each expressly disclaims, any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.